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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Initial Filing)
          __________________________________________________________
                           SUPERIOR FINANCIAL CORP.
                               (Name of Issuer)

                                 Common Stock
                           par value $0.01 per share
                        (Title of Class of Securities)

                               C. Stanley Bailey
                            Chief Executive Officer
                            Superior Financial Corp.
                              5000 Rogers Avenue
                          Fort Smith, Arkansas 72903
                                (501) 484-4305
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 30, 1999
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

CUSIP No: 868161 10 0

   _____________________________________________________________________________

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
          Financial Stocks, Inc.
          31-1437546

   _____________________________________________________________________________

2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]

   _____________________________________________________________________________

3) SEC Use Only:

   _____________________________________________________________________________

4) Source of Funds (See Instructions): AF

   _____________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e): [_]
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    ____________________________________________________________________________

6)  Citizenship or Place of Organization: Ohio

    ____________________________________________________________________________

Number of         (7)  Sole Voting Power:               547,500   5.43%
Shares            (8)  Shared Voting Power:                   0    0.0%
Beneficially      (9)  Sole Dispositive Power:          547,500   5.43%
Owned by          (10) Shared Dispositive Power:              0    0.0%
Each Reporting
Person With

    ____________________________________________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 547,500 5.43%

    ____________________________________________________________________________

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]

    ____________________________________________________________________________

13) Percent of Class Represented by Amount in Row (11): 5.43%

    ____________________________________________________________________________

14) Type of Reporting Person (See Instructions): CO
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Item 1.   Security and Issuer

               Common Stock, par value $0.01 per share

               Superior Financial Corp.
               5000 Rogers Avenue
               Fort Smith, Arkansas 72903

Item 2.   Identity and Background

               (a)  Financial Stocks, Inc., an Ohio Corporation

               (b)  441 Vine Street, Suite 507
                    Cincinnati, Ohio 45202
                    (principal office and principal business address)

               (c)  Registered Investment Advisor

               (d)  Not Applicable

               (e)  Not Applicable

               (f)  United States


Item 3.   Source and Amount of Funds or Other Consideration

               The event which required this filing was the purchase of 85,000 shares on August 30, 1999 by Financial Stocks Private Equity Fund 1998, L.P. Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998, L.P. The source of the funds was the working capital of Financial Stocks Private Equity Fund 1998, L.P. The aggregate consideration for this purchase was $1,025,100.


Item 4.   Purpose of Transaction

               The acquisitions of common stock which are the subject of this filing were made for general investment purposes.

Item 5.   Interest in Securities of the Issuer

          (a)  Aggregate Number and Percentage Beneficially Owned:*
               --------------------------------------------------

               Common Stock             547,500        5.43%

               * Includes shares held by Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks, Inc, is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P.

          (b)  Power to Vote and Dispose of Shares:
               -----------------------------------

               As the general partner of Financial Stocks Private Equity Fund 1998, L.P., Financial Stocks, Inc. has the power to vote and dispose of the 235,000 shares held by that fund. As the

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               general partner of Vine Street Exchange Fund, L.P., Financial
               Stocks, Inc. has the power to vote and dispose of the 312,500 shares held by that fund.

          (c)  Transactions During the Past 60 Days:
               ------------------------------------

               Financial Stocks Private Equity Fund 1998, L.P. purchased 85,000 shares of Superior Financial Corp. common stock on August 30, 1999 for $12.06 per share on the open market.

               Financial Stocks Private Equity Fund 1998, L.P. purchased 50,000 shares of Superior Financial Corp. common stock on August 13, 1999 for $12.06 per share on the open market. Financial Stocks Private Equity Fund 1998, L.P. purchased 50,000 shares of Superior Financial Corp. common stock on August 16, 1999 for $12.06 per share on the open market. Financial Stocks Private Equity Fund 1998, L.P. purchased 50,000 shares of Superior Financial Corp. common stock on August 19, 1999 for $12.06 per share on the open market.

          (d)  Rights of Other Persons with Respect to Securities:
               --------------------------------------------------

               Not Applicable.

          (e)  Sale on Which Reporting Person Ceased to be Beneficial Owner:
               ------------------------------------------------------------

               Not Applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

          Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks Private Equity Fund 1998, L.P. owns 235,000 shares of common stock of Superior Financial Corp. Vine Street Exchange Fund, L.P. owns 312,500 shares of common stock of Superior Financial Corp. Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Steven N. Stein owns 577,600 shares of the common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns 160,800 shares of its common stock. Steven N. Stein and John M. Stein are brothers. Alexander D. Warm owns 537,100 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns 30,000 shares of common stock of Superior Financial Corp.

          Steven N. Stein disclaims any beneficial ownership of the stock held by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John
          M. Stein disclaims any beneficial ownership of the stock held by any of Steven N. Stein, Alexander D. Warm and Stanley L. Vigran. Alexander
          D. Warm disclaims any beneficial ownership of the stock held by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran disclaims any beneficial ownership of the stock held by any of Steven
          N. Stein, John M. Stein or Alexander D. Warm.

Item 7.   Material Filed as Exhibits

               Not Applicable.

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Signatures
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              September 3, 1999

                              FINANCIAL STOCKS, INC.



                              /s/ Steven N. Stein
                              ----------------------------
                              BY:  Steven N. Stein
                              ITS: Chief Executive Officer

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